EXHIBIT 12

Alaska Air Group, Inc.
Calculation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	2001	2000	1999	1998	1997
Earnings:
Income before income tax expense	$(57,500)	$(15,700)	$220,700	$204,400	$123,600
Less: Capitalized interest	(8,100)	(15,500)	(10,200)	(6,600)	(5,300)
Add:
Interest on indebtedness	47,400	36,000	16,300	21,200	33,600
Amortization of debt expense	703	330	440	682	685
Portion of rent under long-term operating leases representative of an interest factor	84,661	80,680	81,437	80,547	72,900

Earnings Available for Fixed Charges	$67,164	$85,810	$308,677	$300,229	$225,485

Fixed Charges:
Interest	47,400	36,000	16,300	21,200	33,600
Amortization of debt expense	703	330	440	682	685
Portion of rent under long-term operating leases representative of an interest factor	84,661	80,680	81,437	80,547	72,900

Total Fixed Charges	$132,764	$117,010	$98,177	$102,429	$107,185

Ratio of Earnings to Fixed Charges	0.51	0.73	3.14	2.93	2.10

Coverage deficiency	$65,600	$31,200	—	—	—